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02042693

02 JUL 13 AM 9:55

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

10 July 2002

Re: Compagnie Financière Richemont AG/Richemont <u>S.A. (File No. 82 4102) -- Rule 12g3 - 2(b)</u>

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find copies of the adverts announcing the annual results at 31 March 2002. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 41 710 33 22 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 171 248 9929 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Ellen Stifel

Alan Grieve

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

Enclosures

dlw 7/18

cc: Mr Richard L Muglia
Ms Karen Shell

RESULTS FOR THE YEAR ENDED 31 MARCH 2002

Group Chief Executive's Review

Commenting on the results, Mr Johann Rupert, Group Chief Executive, said:

Following the rapid growth seen over a number of years, the results for the financial year ended 31 March 2002 are disappointing.

The luxury goods industry generally has seen a progressive slowdown in demand since the final quarter of 2000. The United States market, having been the principal beneficiary of the period of rapid growth between 1992 and 2000, has been the worst hit. Surprisingly, despite continuous domestic economic deflation, the Japanese luxury goods market has continued to grow. As the yen has weakened, consumers have cut back on overseas travel but have continued to buy luxury goods in the domestic market. Europe, in contrast, has remained sluggish.

For the financial year to 31 March 2002, Richemont's sales increased by 5 per cent to €3 860 million. The increase in sales is due to the inclusion for the first time of the full twelve months' results of Jaeger-LeCoultre, IWC and A. Lange & Söhne, which were acquired in December 2000. Excluding that effect, Group sales were broadly in line with the levels seen in the prior year. Operating profit for the year fell by 32 per cent to €482 million.

Although the lack of growth in sales can partly be explained by the impact of global events, the more marked decline in operating profit is due to a number of factors. There was growth in the underlying cost base, as the Group opened new retail outlets and invested in developing its manufacturing infrastructure and in enhancing the capacity of its multi-brand service platforms. As with sales, operating expenses also increased as a consequence of the inclusion of the three new watch businesses.

We have taken a conscious decision to develop the manufacturing, distribution and support infrastructure of the Group to ensure that its businesses are equipped to grow in an ever more competitive environment where information flows, flexibility in production and responsiveness to the needs of the market will be key drivers of growth. These developments, together with the establishment of other centralised services, inevitably generate costs, which the Group is absorbing at a time when sales growth has levelled off. Provided that these and other indirect costs correlate to sales trends, we remain convinced that this strategy will ensure the continuing growth of Richemont's businesses over the long-term.

Richemont is committed to maintaining the uniqueness and individuality of each of its 'Maisons'. We believe in strength through diversity. Each 'Maison' has its own distinct identity, its own 'DNA', that stems from its heritage and culture and it is critical that each brand has the right strategies and resources to be able to enhance that identity. To this end, some €150 million has been invested over the last three years in expanding the production facilities of the Group's watch brands alone.

Notwithstanding our strongly held belief in the guiding principle of brand independence, the Group is taking steps to centralise those functions which can be best performed on a group-wide basis. The past year has therefore seen the further integration of functions such as distribution, logistics, regional after-sales service, intellectual property management, finance and legal services.

As part of this continuing process, the Group is currently restructuring its Swiss operations to bring them on to a common platform with better co-ordinated support services. A number of companies will be merged into one legal entity. However, management independence and brand integrity will not be compromised and I would stress that no redundancies are planned as a consequence of the integration process. Indeed, the Group has been building its employee base in Switzerland, in conjunction with the increase in its manufacturing presence, such that the Group now has some 4 800 employees across the country.

In addition to the integration of the various Swiss entities, it is proposed that the

Richemont, the Swiss luxury goods group, announces its results for the year to 31 March 2002

	March 2002	March 2001	
Sales	€ 3 860 m	€ 3 684 m	+ 5%
Operating profit	€ 482 m	€ 712 m	−32%
Attributable profit			
– parent and subsidiaries	€ 331 m	€ 528 m	−37%
– share of associated companies	€ 495 m	€ 440 m	+13%
– the Group	€ 826 m	€ 968 m	−15%
Earnings per unit – fully diluted basis	€ 1.463	€ 1.714	−15%
Dividend per unit	€ 0.32	€ 0.30	+ 7%

The results presented above exclude the effects of goodwill amortisation and exceptional items from both years.

- Sales for the year increased by 5 per cent to €3 860 million, largely due to the inclusion for the first time of the full twelve months' results of Jaeger-LeCoultre, IWC and A. Lange & Söhne, which were acquired in December 2000. On a like-for-like basis, sales declined by 1 per cent from the prior year's level.
- Underlying growth in operating expenses, excluding the effect of the inclusion of the three watch brands for the full twelve-month period, was 9 per cent in the year.
- Operating profit fell by 32 per cent, reflecting difficult trading conditions and the adverse impact of exchange rate movements on the gross margin percentage together with an overall increase of 14 per cent in operating expenses.
- The Group's equity accounted share of the results of its investment in British American Tobacco, increased to €495 million.
- Earnings per unit for the year on a fully diluted basis decreased by 15 per cent from €1.714 to €1.463.
- The proposed dividend of €0.32 reflects an increase of 7 per cent.

Sales by product line

	March 2002 € m	March 2001 € m	
Jewellery	860	877	−2%
Watches	1 794	1 653	+9%
Gold and jewellery watches	906	834	+9%
Other watches	888	819	+8%
Leather goods	303	312	−3%
Writing instruments	285	263	+8%
Clothing and other	618	579	+7%
	3 860	3 684	+5%

A slowdown in sales of high jewellery, being principally within Cartier, resulted in

The year has seen a focus on ensuring that the network of retail boutiques serves as a true representation of the spirit of the various 'Maisons' within the Group. A significant number of new stores were opened during the year, notably by Montblanc, and franchised outlets have grown significantly for Montblanc, Dunhill and Lancel. Programmes of upgrading and remodelling of the stores have also been an important feature of the year. At 31 March 2002, the Group had a network of 520 owned stores with a further 342 operated by franchise partners.

Cartier has the Group's largest retail presence and, whilst the total number of owned stores has not increased during the year, it has continued to invest in the programme of remodelling its boutiques. The refurbished store on 5th Avenue, New York embodies the concept whereby stores reflect the character, not only of the brand, but also of the city in which they are located. The store, originally opened in 1917, is a perfect synthesis of the traditional and modern.

Following the success of its new look store in Paris, Van Cleef & Arpels has also remodelled its stores, including those in Japan acquired at the end of the previous financial year.

Montblanc also continues to develop its retail concept with 31 new company-owned stores being opened during the year. Of these, 19 were in the United States but pride of place goes to Montblanc's new store in Japan, opened in the Ginza district in September 2001. Montblanc's retail strategy is bearing fruit, with the 'Maison' showing strong growth in all of its product areas.

For Dunhill, the new store design, which is being rolled out globally, has proved to be a symbol for the rejuvenation of the brand. Globally, the new look has been well received by customers, as have the new product lines being offered. The New York store, which opened in March 2002, sees the return of Dunhill to its rightful home in the city on 5th Avenue. It has been widely acclaimed.

Consolidated profit and loss account

The summary profit and loss account as well as the earnings per unit information set out below is presented on an adjusted basis, excluding the effects of goodwill amortisation and exceptional items from the results of both periods. A reconciliation of the profit and loss account on this basis to the result on a reported basis is presented as an appendix to this announcement.

	March 2002 € m	March 2001 € m
Operating profit	482	712
Net investment (expense)/income	(46)	8
Profit before taxation	436	720
Taxation	(107)	(191)
Profit after taxation	329	529
Minority interests	2	(1)
Attributable profit of the parent and its subsidiaries	331	528
Share of attributable profit of associates:	495	440
British American Tobacco	495	473
Hanover Direct	–	(33)
Attributable profit of the Group	826	968

corporate head office of Compagnie Financière Richemont AG, which to date has been located in Zug, be relocated to Geneva. Geneva is home to a number of Richemont's businesses and the Group thus already has a significant presence there. Shareholders will be asked to formally approve the transfer of the registered office of the Company at the Annual General Meeting to be held in Zug on 12 September.

In addition to its luxury goods businesses, Richemont has a 21 per cent interest in its associate, British American Tobacco. British American Tobacco continues to perform well, the investment contributing €495 million to the Group's attributable profit for the year and providing a strong cash flow in the form of dividends.

Having served on the Board of Compagnie Financière Richemont AG since its formation in 1988 and having reached the age of 75, our Chairman, Dr Nikolaus Senn, has indicated his intention to stand down at this year's Annual General Meeting. Over the years he has been a loyal friend and has brought great wisdom and experience to our deliberations. On behalf of all shareholders and colleagues I would *like to take this opportunity to thank him for his significant contribution to the* Group's development. The Board of Compagnie Financière Richemont AG has asked me to take on the role of Executive Chairman upon Dr Senn's retirement, and I will do my best to carry out those duties with the same degree of commitment, tact and good humour that Dr Senn has shown over the years.

The first indicators for trading in the current year are mixed. Whereas retail sales for April and May have increased by 4 per cent, wholesale sales remain weak such that, overall, sales in the two month period show virtually no growth. Whilst we would naturally hope to see a period of gradual recovery in demand as the year progresses, any such recovery will inevitably depend on a continued improvement in economic conditions in our principal markets.

Like life, business is not a sprint. On the other hand, it is not a marathon either. Rather, as the famous athlete Michael Johnson once said, it is a series of sprints interposed with periods of intense training and preparation.

Business Review

Sales and operating profit

The year was characterised by a difficult trading environment, reflecting the depressed economic climate. The Group's results were positively impacted by the inclusion for the first time of a full twelve months' results for Jaeger-LeCoultre, IWC and A. Lange & Söhne, which were acquired in December 2000.

	March 2002 € m	March 2001 € m	
Sales	3 860	3 684	+ 5%
Cost of sales	(1 382)	(1 216)	
Gross margin	2 478	2 468	
Net operating expenses	(1 996)	(1 756)	
Operating profit	482	712	– 32%

Sales for the year grew by 5 per cent. On a like-for-like basis – including the full year's sales of the newly acquired watch brands in both periods – sales revenues declined by 1 per cent.

The Group's gross margin percentage declined from 67.0 per cent to 64.2 per cent. This reflected the adverse impact of currency movements, in particular the relative strengthening of the Swiss Franc against the Euro. In addition, sales of the three watch brands acquired in December 2000 are predominantly through wholesale channels, which obviously has a lower gross margin percentage than the retail business.

Operating expenses were significantly higher, reflecting investments in the retail distribution network, in marketing and communication and in the support infrastructure of the Group generally. Underlying growth in operating expenses, excluding the effect of the inclusion of the three watch brands for the full twelve-month period, was 9 per cent in the year. The combination of the reduction in gross margin percentage and the higher level of operating costs resulted in a decline in operating profit of 32 per cent.

A slowdown in sales of high jewellery, being principally within Cartier, resulted in a slight decline in jewellery sales overall. Van Cleef and Arpels also saw a slight decline in sales.

Watch sales, including the impact of the three recently acquired brands, grew by 9 per cent. On a like-for-like basis, including the three companies' sales figures for the full twelve months in both periods, watch sales were some 4 per cent below the prior year's level. In general, sales of the more expensive gold and jewellery watch ranges fared somewhat better than the market for steel and steel and gold watches.

Continued growth in sales of Montblanc's leather goods ranges offset the effects of the general downturn in travel-related business. In terms of writing instruments, an excellent performance by Montblanc, in part linked to the growth of its retail network, helped contribute to growth of 8 per cent for the Group as a whole. Whilst menswear sales were weak, the shortfall was more than compensated by increases in sales of fragrances and eyewear.

Sales by region

	March 2002 € m	March 2001 € m	
Europe	1 710	1 508	+ 13%
Asia	1 454	1 436	+ 1%
Japan	744	722	+ 3%
Asia Pacific	710	714	– 1%
Americas	696	740	– 6%
	3 860	3 684	+ 5%

European sales as a proportion of the Group's total sales increased from 41 per cent to 44 per cent during the year.

Of the overall growth in European sales of 13 per cent, some 11 per cent was attributable to the inclusion of the three newly-acquired watch brands for the full 12-month period, the balance representing underlying growth. Jaeger-LeCoultre, IWC and A. Lange & Söhne have historically enjoyed a very strong European sales base, although it is anticipated that this weighting will change in years to come as their distribution and marketing in other markets will increasingly benefit from the association with Richemont.

Sales in Japan grew marginally during the year, relatively strong growth in domestic demand of some 12 per cent being offset by a 10 per cent weakening of the yen against the euro. In the rest of Asia, sales were generally in line with the prior year's levels.

The Americas saw the biggest fall in sales, as the events of September 11 compounded the already negative economic climate. For the year overall, sales were some 6 per cent lower, with sales in the Americas accounting for 18 per cent of the worldwide total, compared to 20 per cent in the prior year.

Sales by distribution channel

	March 2002 € m	March 2001 € m	
Retail sales	1 590	1 647	– 3%
Wholesale sales	2 270	2 037	+ 11%
	3 860	3 684	+ 5%

Whilst retail sales have fallen slightly, the Group's wholesale sales have increased by 11 per cent during the year under review. This reflects, in part, the weighting of the businesses of Jaeger-LeCoultre, IWC and A. Lange & Söhne towards wholesale rather than retail distribution.

Attributable profit of the Group	826	968
Earnings per unit – basic	€ 1.479	€ 1.737
Earnings per unit – fully diluted	€ 1.463	€ 1.714

The net interest expense was €46 million compared to net interest income of €8 million in the prior year. During the prior year, the Group earned interest for a number of months on the cash proceeds of the Vivendi sale and the redemption of the first tranche of preference shares in BAT up until the acquisition of the three watch brands in December 2000. A dividend of €18 million was also received from Vivendi prior to its sale. In the year under review the Group has been in a net borrowing position.

Earnings per unit

Following the 100 to 1 split of Richemont units on 12 November 2001, basic earnings per unit has been calculated by reference to the weighted average number of units outstanding during the period of 558.3 million (2001: 557.4 million) units and the attributable profit of the Group on an adjusted basis of €826 million (2001: €968 million) for the year. The number of units outstanding takes into account the effects of the Group's buy-back programme.

Fully diluted earnings per unit is calculated by reference to 574.2 million units outstanding (2001: 574.2 million units) and attributable profit on an adjusted basis for the period of €840 million (2001: €984 million) which reflects the notional additional interest of €14 million (2001: €16 million) which would have accrued to the company had the full number of units been outstanding during the period.

Associated companies

The Group's share of the results of its associated companies increased by 13 per cent to €495 million. The figure in respect of the year under review reflects only the Group's share of the results of its 21 per cent investment in British American Tobacco ('BAT'), whereas the prior year's figure also included the Group's share of the losses incurred by Hanover Direct. The Group no longer equity accounts its interest in Hanover Direct, having written down its investment in the common stock of that company to zero.

In June 2000, Richemont's effective interest in BAT was reduced from 23 per cent to 21 per cent as a consequence of the exercise of the put option in respect of one half of the Group's holding of BAT preference shares. The comparative figures in respect of the prior year therefore include a 23 per cent interest in BAT for the first two months of the financial year and a 21 per cent interest thereafter, whereas the Group's share of the results of BAT for the year under review were based on a 21 per cent interest for the full twelve month period.

BAT has a 15 per cent share of the global cigarette market. It is the second largest international tobacco company and is the market leader outside of the United States. It has an impressive market position in Latin America and a robust position in all other regions. With its strong broad-based portfolio of international, regional and local brands, BAT has the platform for achieving its vision to establish leadership of the global tobacco industry.

In the year to 31 December 2001, shipments of BAT's international brand cigarettes grew by 3 per cent but overall group volumes remained consistent with the prior year at 807 billion cigarettes. Europe recorded good growth of 7 per cent, predominately in the central and eastern European markets, but this was offset by small declines in the other regions. Despite flat sales volumes, net revenues were up by 4 per cent to £12 039 million with increases being recorded in all regions except for Asia-Pacific. In addition to the increase in net sales revenue, the shift in brand mix resulted in the improved operating profit and margin compared to the prior year.

BAT's four principal global brands, Lucky Strike, Kent, Dunhill and Pall Mall, achieved an overall growth of more than 10 per cent, with 'light' blends growing by 11 per cent. Strategically BAT continues to shift its brand mix towards more profitable segments of the tobacco market, being the international and premium

continued

RICHEMONT

RESULTS FOR THE YEAR ENDED 31 MARCH 2002 *(continued)*

priced brands, 'lights' and the 'adults under 30' category. The effect of this has beneficially impacted operating profit and margins.

Earnings per share on an adjusted basis, which is regarded by BAT as being the most comparable measure of the company's performance, increased by 9 per cent in BAT's financial year ended 31 December 2001 and by 10 per cent in the quarter ended 31 March 2002.

During the year under review, dividends totalling €228 million were received by Richemont from its investment in BAT.

Consolidated cash flow statement

	March 2002 €m	March 2001 €m
Operating profit	482	712
Depreciation and other non-cash items	179	135
Increase in working capital	(375)	(270)
Net cash inflow from operating activities	286	577
Dividends received from BAT	228	237
Returns on investments and servicing of finance	(54)	1
Taxation paid	(180)	(149)
Net acquisitions of property, plant and equipment	(308)	(230)
Proceeds from redemption of BAT preference shares	–	741
Proceeds from disposal of other long-term assets	14	1 191
Acquisition of subsidiary undertakings	(151)	(2 028)
Other acquisitions and investments	(30)	(103)
Net cash inflow/(outflow) before financing activities	(195)	237
Buy-back of Richemont units	(52)	(142)
Dividends paid	(168)	(134)
Other financing activities	73	(48)
Exchange rate effects	(6)	3
Decrease in cash, cash equivalents and short-term borrowings	(348)	(84)
Cash and cash equivalents at beginning of year	(375)	(291)
Cash and cash equivalents at end of year	(723)	(375)

Net cash inflow from operating activities amounted to €286 million for the year. The generally difficult trading environment and the shortfall in sales compared to planned levels, resulted in an increase in working capital.

The dividends received from BAT comprise the final dividend in respect of BAT's financial year ended 31 December 2000 and the interim dividend in respect of the 2001 financial year.

In the previous financial year, the Group put one half of its holding of BAT

Changes in unitholders' funds

The table below illustrates the movement in unitholders' funds during the year.

	31 March 2002 €m	31 March 2001 €m
Profit attributable to unitholders on an adjusted basis	826	968
Goodwill amortisation and impairment charge	(380)	(384)
Exceptional items:		
– as reported by the parent and subsidiary companies	–	722
– as reported by associated companies	(18)	(42)
Profit attributable to unitholders on a reported basis	428	1 264
Dividends declared and paid	(168)	(134)
Net movement in respect of buy-back of Richemont 'A' units	(7)	(130)
Translation and other adjustments	(7)	5
Net increase in unitholders' funds	246	1 005
Unitholders' funds at the beginning of the year	7 737	6 732
Unitholders' funds at the end of the year	7 983	7 737

Unitholders' funds increased by €246 million during the year, the attributable profit for the year being offset by the dividend declared and certain other accounting adjustments.

At the annual meeting of shareholders held in September 2001, a dividend of €30 per unit (€0.30 per unit on a post-split basis) was approved, a total of €168 million having been paid to unitholders on 1 October 2001.

Dividend

The Board of Directors has proposed a dividend payable of €0.32 per unit. This represents an increase of 7 per cent over the €0.30 paid to unitholders in October 2001. The dividend will be payable on 30 September 2002.

Annual General Meeting

The Annual General Meeting of shareholders of Compagnie Financière Richemont AG will be held at 10.00 am in the "Grosser Saal", Artherstrasse 2-4, 6300 Zug on Thursday, 12 September 2002

Nikolaus Senn
Chairman

Johann Rupert
Group Chief Executive

Compagnie Financière Richemont AG

Zug, 6 June 2002

Note 1 – Goodwill amortisation

The reported results reflect the Group's accounting policy of amortising goodwill through the consolidated profit and loss account. The goodwill amortisation charge at the pre-tax profit level for the year was €182 million. An additional goodwill amortisation charge of €200 million arises in respect of the Group's interest in its associated company, BAT. The goodwill amortisation attributable to minority interests relates to Van Cleef & Arpels.

Note 2 – Exceptional items

There are no exceptional items in the year under review.

The exceptional items appearing in the year ended 31 March 2001 comprised the following:

a Gain on partial disposal of BAT preference shares

The exceptional gain of €189 million represented Richemont's gain on the partial disposal of its holding of BAT preference shares. Under the terms of the merger agreement between Richemont, Remgro Limited (Remgro is the successor company to the former Rembrandt Group Limited) and BAT, up to half of the convertible redeemable preference shares were redeemed for cash at a fixed price of £5.75 per share on 7 June 2000. As a result, Richemont and Remgro have redeemed a total of 120.8 million convertible redeemable preference shares, resulting in a cash payment to Richemont of £463 million or €741 million on 7 June 2000. The gain was calculated on the basis of the redemption proceeds less the value of the share of BAT's net assets attributable to the preference shareholding at the date of the transaction together with goodwill and costs related thereto. On a consolidated basis there was no tax effect.

b Gain on the sale of the investment in Vivendi

The exceptional gain represented Richemont's gain on the disposal of its holding of 17.5 million shares in Vivendi. The gain of €533 million was calculated by reference to the proceeds less the carrying value of Vivendi together with costs related thereto. On a consolidated basis there was no tax effect.

Note 3 – Earnings per unit on a reported basis

	March 2002	March 2001
Earnings per unit on a reported basis – basic	€ 0.767	€ 2.269
– fully diluted	€ 0.770	€ 2.231

Basic earnings per unit is calculated by reference to the weighted average number of units outstanding during the year of 558.3 million units (2001: 557.4 million) and the attributable profit of the Group of €428 million for the year (2001: €1 264 million). The number of units outstanding takes into account the effects of the Group's buy-back programme.

Fully diluted earnings per unit is calculated by reference to 574.2 million units outstanding (2001: 574.2 million units) and attributable profit for the year of €442 million (2001: €1 280 million) which reflects the notional additional interest of €14 million (2001: €16 million) which would have accrued to the company had the full number of shares been outstanding during the period.

to the merger of BAT and Rothmans International. The resultant proceeds from this transaction totalled €741 million. The disposal of other long-term assets in the prior year included the disposal of the Group's interest in Vivendi, which realised proceeds of €1 176 million.

Acquisition of subsidiary undertakings totalled €151 million for the year, principally comprising the Group's purchase of a further 20 per cent interest in Van Cleef & Arpels and the acquisition of Petitjean, a Swiss manufacturer of watch components. In the prior financial year, Richemont completed the acquisition of Jaeger-LeCoultre, IWC and A. Lange & Söhne for a total consideration of €1 982 million.

During the year the Group purchased 2 million Richemont units, at an acquisition cost of €52 million to hedge obligations arising in respect of the Group's long-term unit-based executive compensation schemes. In the prior year the Group bought back 5 million units at a cost of €142 million.

Consolidated balance sheet

	31 March 2002 €m	31 March 2001 €m
Long-term assets		
Property, plant and equipment	903	691
Investment in associated company	638	507
Other long-term assets	470	399
	2 011	1 597
Net working capital	1 956	1 438
Net operating assets	3 967	3 035
Goodwill	5 730	6 036
Net borrowings	(1 456)	(1 048)
Cash, cash equivalents and short-term borrowings	(723)	(375)
Long-term borrowings	(733)	(673)
Other long-term liabilities	(176)	(161)
	8 065	7 862
Capital employed		
Unitholders' funds	7 983	7 737
Minority interests	82	125
	8 065	7 862

The increase in property, plant and equipment totalling €212 million largely represents further investment in the Group's retail network and watch manufacturing facilities, net of the depreciation charge for the year.

The investment of €638 million in associated companies represents the Group's share of the net tangible assets of British American Tobacco. Of the total goodwill figure of €5 730 million, €2 560 million relates to the Group's investment in British American Tobacco. In total, the carrying value of the Group's investment in BAT therefore amounts to €3 198 million. Other long-term assets include deferred tax assets, investments, collection items and unit purchase scheme receivables.

The carrying value of goodwill decreased as a result of the amortisation charge for the year, offset by goodwill arising in respect of the acquisition of subsidiary undertakings, totalling €34 million.

Net borrowings increased by €408 million primarily as a result of increased working capital requirements and the capital investment by the Group in its retail and manufacturing infrastructure.

Appendix 1

Consolidated profit and loss account – on a reported basis

	Notes	March 2002 €m	March 2001 €m
Operating profit		482	712
Goodwill amortisation	1	(182)	(119)
Exceptional items	2	-	722
Profit before net investment expense and taxation		300	1 315
Net investment (expense)/income		(46)	8
Profit before taxation		254	1 323
Taxation		(107)	(191)
Profit after taxation		147	1 132
Minority interests		4	2
Attributable profit of the parent and its subsidiaries		151	1 134
Share of attributable profit of associates		277	130
Share of attributable profit on an adjusted basis		495	440
Goodwill charge in respect of associate		(200)	(268)
Share of exceptional items reported by associate		(18)	(42)
Attributable profit of the Group on a reported basis	3	428	1 264
A summary of the effects of goodwill amortisation and exceptional items on profit attributable to unitholders is shown below:			
Attributable profit of the Group on a reported basis		428	1 264
Elimination of goodwill charge	1	380	384
Reported by the parent and its subsidiaries		182	119
In respect of associate		200	268
Minority interests		(2)	(3)
Elimination of exceptional items	2	18	(680)
Gain on partial disposal of BAT preference shares		-	(189)
Gain on disposal of Vivendi		-	(533)
Share of exceptional items reported by BAT		18	42
Attributable profit of the Group on an adjusted basis		826	968

Appendix 2

Exchange rates used in the preparation of this document

The results of the Group's subsidiaries and associates, which do not report in euros, have been translated into euros at the following average rates of exchange. These companies' balance sheets have been translated at the closing exchange rates set out below.

Average exchange rates against the euro	Year to March 2002	Year to March 2001
U.S. dollar	0.89	0.91
Japanese yen	110.64	100.38
Swiss franc	1.50	1.54
Pounds sterling	0.62	0.61
Closing exchange rates against the euro	31 March 2002	31 March 2001
U.S. dollar	0.87	0.87
Japanese yen	115.43	110.44
Swiss franc	1.47	1.52
Pounds sterling	0.61	0.62

Notes for South African readers

Acknowledging the interest in Richemont's results on the part of South African investors, set out below are key figures from the results of both years expressed in rand. The average euro/rand exchange rate prevailing during the year ended 31 March 2002 was 8.4391; this compares with a rate of 6.6438 during the prior year.

	March 2002 Rand	March 2001 Rand	
Sales	32 575 m	24 476 m	+ 33%
Operating profit	4 068 m	4 730 m	– 14%
Attributable profit			
– parent and subsidiaries	2 793 m	3 508 m	– 20%
– share of associated companies	4 177 m	2 923 m	+ 43%
– the Group	6 971 m	6 431 m	+ 8%
Earnings per depositary receipt			
– basic	1.248	1.154	+ 8%
– fully diluted basis	1.235	1.139	+ 8%

Richemont Securities AG Depositary Receipts are issued subject to the terms of the Deposit Agreement dated 25 August 1988 as amended on 18 December 1992 and 28 September 2001 and, by holding Depositary Receipts, investors acknowledge that they are bound by the terms of the Deposit Agreement. Copies of the Deposit Agreement may be obtained by investors from Richemont Securities AG or Computershare Investor Services Limited.

Copies of the Richemont annual report will be available in *mid-July and may be obtained from:*
Rand Merchant Bank, Cnr Fredman Drive & Rivonia Road
Sandton, 2196.
Telephone: +27 11 282 8252
Telefax: +27 11 282 8215 and from
Richemont's website at
www.richemont.com

Richemont Securities AG
Share code: RCH ISIN: CH0013157380

Zug, 6 June 2002

FCB JonS$ons

RICHEMONT

RESULTATE VIR DIE JAAR GEËINDIG 31 MAART 2002

Oorsig van hoof uitvoerende beampte van die Groep

Mnr Johann Rupert, hoof uitvoerende beampte van die Groep, het met verwysing na die resultate gesê:

Na die vinnige groei wat oor 'n aantal jare ondervind is, is die resultate vir die finansiële jaar geëindig 31 Maart 2002 teleurstellend.

Die luuksegoedere-bedryf het sedert die laaste kwartaal van 2000 oor die algemeen 'n voortdurende verlangsaming in die vraag ondervind. Die mark in die Verenigde State, wat die vernaamste begunstigde van die tydperk van vinnige groei tussen 1992 en 2000 was, is die ergste getref. Dit was 'n verrassing dat die Japannese luuksegoedere-mark, ten spyte van deurlopende binnelandse ekonomiese deflasie, voortgegaan het om te groei. Namate die jen verswak het, het verbruikers minder oorsese reise onderneem maar voortgegaan om luukse goedere in die binnelandse mark te koop. Daarteenoor het Europa traag gebly.

Vir die finansiële jaar tot 31 Maart 2002 het Richemont se verkope met 5 persent tot €3 860 miljoen toegeneem. Die toename in verkope is toeskryfbaar aan die insluiting vir die eerste keer van die resultate van Jaeger-LeCoultre, IWC en A. Lange & Söhne, wat in Desember 2000 verkry is, vir die volle twaalf maande. Indien dié uitwerking uitgesluit word, het Groepverkope oor die algemeen met die vlakke van die vorige jaar ooreengestem. Bedryfswins vir die jaar het met 32 persent na €482 miljoen gedaal.

Hoewel die gebrek aan groei in verkope deels aan die uitwerking van wêreldgebeurtenisse toegeskryf kan word, is die meer opvallende daling in bedryfswins aan 'n aantal faktore te wyte. Daar was groei in die onderliggende kostebasis omdat die Groep nuwe kleinhandelsafsetpunte geopen het en in die ontwikkeling van sy vervaardigingsinfrastruktuur en die kapasiteitsvergroting van sy multihandelsmerk-diensplatforms geïnvesteer het. Net soos verkope het bedryfsuitgawes ook toegeneem as gevolg van die insluiting van die drie nuwe horlosiebesighede.

Ons het opsetlik besluit om die Groep se vervaardigings-, verspreidings- en steuninfrastruktuur te ontwikkel om te verseker dat sy besighede toegerus is vir groei in 'n voortdurend meer mededingende omgewing waar inligtingvloei, produksie-aanpasbaarheid en reaksie op markbehoeftes die sleutelredes vir groei sal wees. Hierdie ontwikkelinge, tesame met die vestiging van ander gesentraliseerde dienste, genereer noodwendig koste, wat die Groep absorbeer op 'n tydstip wat groei in verkope afgeplat het. Mits hierdie en ander indirekte koste met verkoopstendense ooreenstem, bly ons daarvan oortuig dat hierdie strategie die voortgesette groei van Richemont se besighede op lang termyn sal verseker.

Richemont is daartoe verbind om die unieke aard en individualiteit van elkeen van sy 'huise' te handhaaf. Ons glo in sterkte deur diversiteit. Elke 'huis' het sy eie bepaalde identiteit, sy eie 'DNS', wat uit sy erfenis en kultuur voortspruit en dit is van kardinale belang dat elke handelsmerk die regte strategieë en hulpbronne het om daardie identiteit te versterk. Met dié doel is ongeveer €150 miljoen oor die afgelope drie jaar net in die uitbreiding van produksiefasiliteite van die Groep se horlosiehandelsmerke geïnvesteer.

Ten spyte daarvan dat ons sterk voel oor die rigsnoer van handelsmerk-onafhanklikheid doen die Groep tans stappe om daardie funksies wat die beste op 'n groepgrondslag verrig kan word, te sentraliseer. Gevolglik is funksies soos verspreiding, logistiek, streek-naverkoopsdiens, die bestuur van intellektuele eiendom, finansiering en regsdienste verder geïntegreer gedurende die afgelope jaar.

As deel van hierdie deurlopende proses is die Groep besig met die herstrukturering van sy Switserse werksaamhede om hulle op 'n gemeenskaplike platform met beter vekoördineerde steundienste byeen te bring. 'n Aantal maatskappye sal in een

Richemont, die Switserse luuksegoedere-groep, kondig sy resultate vir die jaar tot 31 Maart 2002 aan.

	Maart 2002	Maart 2001	
Verkope	€ 3 860 m	€ 3 684 m	+ 5%
Bedryfswins	€ 482 m	€ 712 m	– 32%
Toeskryfbare wins			
– moedermaatskappy en filiale	€ 331 m	€ 528 m	– 37%
– aandeel van geassosieerde maatskappye	€ 495 m	€ 440 m	+ 13%
– die Groep	€ 826 m	€ 968 m	– 15%
Verdienste per eenheid – ten volle verwaterde grondslag	€ 1.463	€ 1.714	– 15%
Dividend per eenheid	€ 0.32	€ 0.30	+ 7%

Bostaande finansiële resultate sluit nie die uitwerking van die amortisasie van klandisiewaarde en uitsonderlike items vir die twee jare in nie.

- Verkope vir die jaar het met 5 persent tot €3 860 miljoen toegeneem, hoofsaaklik as gevolg van die insluiting vir die eerste keer van die resultate van Jaeger-LeCoultre, IWC en A. Lange & Söhne, wat in Desember 2000 verkry is, vir 'n volle twaalf maande. Op 'n soort-met-soort-grondslag het verkope met 1 persent vanaf die vorige jaar se vlak gedaal.
- Onderliggende groei in bedryfsuitgawes, buiten die uitwerking van die insluiting van die drie horlosiehandelsmerke vir die volle twaalfmaande-tydperk, was 9 persent in die jaar.
- Bedryfswins het met 32 persent gedaal, wat moeilike handelstoestande en die nadelige uitwerking van wisselkoersbewegings op die brutomarge-persentasie, tesame met 'n totale toename van 14 persent in bedryfsuitgawes, weerspieël.
- Die Groep se ekwiteitsverantwoorde aandeel van die resultate van sy investering in British American Tobacco het tot €495 miljoen toegeneem.
- Verdienste per eenheid vir die jaar op 'n ten volle verwaterde grondslag het met 15 persent van €1.714 na €1.463 gedaal.
- Die voorgestelde dividend van €0.32 weerspieël 'n toename van 7 persent.

van die Groep oor die algemeen weerspieël. Onderliggende groei in bedryfsuitgawes, buiten die uitwerking van die insluiting van die drie horlosiehandelsmerke vir die volle twaalfmaande-tydperk, was 9 persent in die jaar. Die kombinasie van die daling in die brutomarge-persentasie en die hoër vlak van bedryfskoste het tot 'n daling in bedryfswins van 32 persent gelei.

Verkope volgens produkreeks

	Maart 2002 € m	Maart 2001 € m	
Juweliersware	860	877	– 2%
Horlosies	1 794	1 653	+ 9%
Goue en juwelierswarehorlosies	906	834	+ 9%
Ander horlosies	888	819	+ 8%

Hoewel kleinhandelsverkope effens gedaal het, het die Groep se groothandelsverkope met 11 persent gedurende die jaar onder oorsig toegeneem. Dit weerspieël deels die groter gewig van die besighede van Jaeger-LeCoultre, IWC en A. Lange & Söhne in groothandels- in plaas van kleinhandelsverspreiding.

Gedurende jaar is die aandag daarop toegespits om te verseker dat die netwerk kleinhandelsboetieks die gees van die verskillende 'huise' in die Groep getrou verteenwoordig. 'n Beduidende getal nuwe winkels is gedurende die jaar geopen, veral deur Montblanc, en franchise-afsetpunte het aansienlik toegeneem vir Montblanc, Dunhill en Lancel. Programme van opgradering en omvorming van die winkels was ook 'n belangrike kenmerk van die jaar. Op 31 Maart 2002 het die Groep 'n netwerk van 520 winkels wat deur hom besit word en 'n verdere 342 winkels wat deur franchisevennote bedryf word, gehad.

Cartier het die Groep se grootste kleinhandelsteenwoordigheid en hoewel die totale getal winkels wat besit word nie gedurende die jaar toegeneem het nie, het hy voortgegaan om in die program van omvorming van sy boetieks te investeer. Die opgeknapte winkel in 5th Avenue, New York, beliggaam die konsep ingevolge waarvan winkels nie net die aard van die handelsmerk nie maar ook van die stad waarin hulle geleë is, weerspieël. Die winkel, wat oorspronklik in 1917 geopen is, is 'n volmaakte kombinasie van die tradisionele én die moderne.

Na aanleiding van die sukses van sy winkel in Parys wat 'n nuwe voorkoms het, het Van Cleef & Arpels ook sy winkels omvorm, insluitende dié in Japan wat aan die einde van die vorige finansiële jaar verkry is.

Montblanc gaan ook voort met die ontwikkeling van sy kleinhandelskonsep en 31 nuwe winkels wat deur die maatskappy besit word, is gedurende die jaar geopen. Hiervan was 19 in die Verenigde State, maar die ereplek behoort aan Montblanc se nuwe winkel in Japan wat in September 2001 in die Ginza-distrik geopen is. Montblanc se kleinhandelstrategie dra vrugte en die 'huis' toon sterk groei in al sy produkgebiede.

Vir Dunhill het die nuwe winkelontwerp, wat wêreldwyd geïmplementeer word, geblyk 'n simbool vir die verjonging van die handelsmerk te wees. Die nuwe voorkoms, asook die nuwe produkreekse wat aangebied word, het oor die hele wêreld byval gevind by klante. Met die opening van die winkel in New York in Maart 2002 keer Dunhill terug tot sy regmatige tuiste in die stad in 5th Avenue. Dit het in die algemeen aanklank gevind.

Gekonsolideerde wins-en-verliesrekening

Die opgesomde wins-en-verliesrekening sowel as die inligting oor verdienste per eenheid wat hieronder uiteengesit word, word aangebied op 'n aangepaste grondslag wat nie die uitwerking van die amortisasie van klandisiewaarde en uitsonderlike items in die resultate vir die twee jare insluit nie. 'n Rekonsiliasie van die wins-en-verliesrekening op hierdie grondslag met die resultate op 'n gerapporteerde grondslag word as 'n aanhangsel by hierdie aankondiging ingesluit.

	Maart 2002 € m	Maart 2001 € m
Bedryfswins	482	712
Netto beleggings(uitgawe)/inkomste	(46)	8
Wins voor belasting	436	720
Belasting	(107)	(191)
Wins na belasting	329	529
Minderheidsbelange	2	(1)

uitdiensstellings as gevolg van die integrasieproses beplan word nie. Trouens die Groep het sy werknemerbasis in Switserland, in ooreenstemming met die toename in sy vervaardigingsteenwoordigheid, vergroot en die Groep het dus nou ongeveer 4 800 werknemers in die hele land.

Afgesien van die integrasie van die verskillende Switserse entiteite word voorgestel dat die korporatiewe hoofkantoor van Compagnie Financière Richemont AG, wat tot op hede in Zug geleë is, na Genève verskuif word. Genève is die tuiste van 'n aantal Richemont-besighede en die Groep het dus reeds 'n beduidende teenwoordigheid aldaar. Aandeelhouers sal op die algemene jaarvergadering, wat op 12 September in Zug gehou gaan word, gevra word om die verskuiwing van die Maatskappy se geregistreerde kantoor formeel goed te keur.

Benewens sy luuksegoedere-besighede het Richemont 'n 21-persent-belang in sy geassosieerde, British American Tobacco ('BAT'). BAT presteer steeds goed en die investering het €495 miljoen tot die Groep se toeskryfbare wins vir die jaar bygedra en voorsien 'n sterk kontantvloei in die vorm van dividende.

Nadat hy sedert die stigting van Compagnie Financière Richemont AG in 1988 in die direksie gedien het en aangesien hy die ouderdom van 75 bereik het, het ons voorsitter, dr Nikolaus Senn, te kenne gegee dat hy beoog om op vanjaar se algemene jaarvergadering af te tree. Hy was deur die jare heen 'n getroue vriend en het groot wysheid en ervaring tot ons beraadslagings bygedra. Namens alle aandeelhouers en kollegas wil ek van hierdie geleentheid gebruik maak om hom te bedank vir sy groot bydrae tot die Groep se ontwikkeling. Die direksie van Compagnie Financière Richemont AG het my gevra om die rol van uitvoerende voorsitter by dr Senn se aftrede te aanvaar en ek sal my bes doen om daardie pligte met dieselfde mate van toewyding, takt en goedgehumeurdheid wat dr Senn oor die jare aan die dag gelê het, uit te voer.

Die eerste aanwysers vir handel in die huidige jaar is gemeng. Kleinhandelsverkope vir April en Mei het met 4 persent toegeneem, maar groothandelsverkope bly swak en gevolglik toon totale verkope in die tweemaande-tydperk feitlik geen groei nie. Hoewel ons natuurlik hoop om 'n tydperk van geleidelike herstel in die vraag te ondervind namate die jaar vorder, sal enige sodanige herstel noodwendig afhang van 'n voortgesette verbetering in ekonomiese toestande in ons vernaamste markte.

Net soos die lewe is besigheid nie 'n naelloop nie. Tog is dit ook nie 'n marathon nie. Die beroemde atleet Michael Johnson het eenmaal gesê dit is eerder 'n reeks naellope met tydperke van intensiewe oefening en voorbereiding tussenin.

Besigheidsoorsig

Verkope en bedryfswins

Die jaar was gekenmerk deur 'n moeilike handelsomgewing, wat die bedrukte ekonomiese klimaat weerspieël het. Die Groep se resultate is positief beïnvloed deur die insluiting vir die eerste keer van die resultate van Jaeger-LeCoultre, IWC en A. Lange & Söhne, wat in Desember 2000 verkry is, vir 'n volle twaalf maande.

	Maart 2002 € m	Maart 2001 € m	
Verkope	3 860	3 684	+ 5%
Koste van verkope	(1 382)	(1 216)	
Bruto marge	2 478	2 468	
Netto bedryfsuitgawes	(1 996)	(1 756)	
Bedryfswins	482	712	– 32%

Verkope vir die jaar het met 5 persent gegroei. Op 'n soort-met-soort-grondslag, insluitende die volle jaar se verkope van die onlangs verkreë horlosiehandelsmerke in albei tydperke, het verkoopsinkomste met 1 persent gedaal.

Die Groep se brutomarge-persentasie het van 67.0 persent na 64.2 persent gedaal. Dit het die nadelige uitwerking van wisselkoersbewegings, veral die relatiewe versterking van die Switserse frank teenoor die Euro, weerspieël. Daarbenewens vind verkope van die drie horlosiehandelsmerke wat in Desember 2000 verkry is oorwegend deur middel van groothandelskanale plaas, wat klaarblyklik 'n laer brutomarge-persentasie as die kleinhandelsbesigheid het.

Bedryfsuitgawes was aansienlik hoër, wat investerings in die kleinhandel-verspreidingsnetwerk, in bemarking en kommunikasie en in die steuninfrastruktuur

Klere en ander	618	579	+ 7%
	3 860	3 684	+ 5%

'n Verlangsaming in verkope van duur juweliersware, hoofsaaklik in Cartier, het tot 'n geringe daling in juwelierswareverkope oor die algemeen gelei. Van Cleef & Arpels het ook 'n geringe daling in verkope ondervind.

Horlosieverkope, insluitende die uitwerking van die drie onlangs verkreë handelsmerke, het met 9 persent gegroei. Op 'n soort-met-soort-grondslag, insluitende die drie maatskappye se verkoopsyfers vir die volle twaalf maande in albei tydperke, was horlosieverkope ongeveer 4 persent benede die vorige jaar se vlak. Verkope van die duurder goue- en juwelierswarehorlosiereekse het oor die algemeen effens beter gevaar as die mark vir staal- en staal-en-goud-horlosies.

Voortgesette groei in verkope van Montblanc se leergoederereekse het die uitwerking van die algemene afswaai in reisverwante besigheid geneutraliseer. Wat skryfinstrumente betref, het 'n uitstekende prestasie deur Montblanc, wat deels met die groei van sy kleinhandelsnetwerk verband gehou het, gehelp om by te dra tot groei van 8 persent vir die Groep in sy geheel. Hoewel mansklereverkope swak was, het toenames in reukwater- en brilverkope meer as vergoed vir die tekort.

Verkope volgens streek

	Maart 2002 € m	Maart 2001 € m	
Europa	1 710	1 508	+ 13%
Asië	1 454	1 436	+ 1%
Japan	744	722	+ 3%
Asië-Stille Oseaan	710	714	– 1%
Amerikas	696	740	– 6%
	3 860	3 684	+ 5%

Europese verkope as 'n gedeelte van die Groep se totale verkope het van 41 persent tot 44 persent gedurende die jaar toegeneem.

Ongeveer 11 persent van die totale groei in Europese verkope van 13 persent was toeskryfbaar aan die insluiting van die drie onlangs verkreë horlosiehandelsmerke vir die volle twaalfmaande-tydperk en die res verteenwoordig onderliggende groei. Jaeger-LeCoultre, IWC en A. Lange & Söhne het histories 'n baie sterk verkoopsbasis in Europa, maar daar word verwag dat dié gewigsverdeling met verloop van die jare sal verander omdat hulle verspreiding en bemarking in ander markte toenemend baat sal vind by die assosiasie met Richemont.

Verkope in Japan het effens gegroei gedurende die jaar, want die betreklik sterk groei in die binnelandse vraag van ongeveer 12 persent is deur 'n 10-persent-verswakking van die jen teenoor die Euro geneutraliseer. In die res van Asië het verkope oor die algemeen met die vorige jaar se vlakke ooreengestem.

Die grootste daling in verkope het in die Amerikas plaasgevind, omdat die gebeurtenisse van 11 September die reeds negatiewe ekonomiese klimaat vererger het. Die afgelope jaar was verkope ongeveer 6 persent laer met verkope in die Amerikas wat vir 18 persent van die wêreldwye totaal, vergeleke met 20 persent in die vorige jaar, verantwoordelik was.

Verkope volgens verspreidingskanaal

	Maart 2002 € m	Maart 2001 € m	
Kleinhandelsverkope	1 590	1 647	– 3%
Groothandelsverkope	2 270	2 037	+ 11%
	3 860	3 684	+ 5%

Toeskryfbare wins van die moeder-maatskappy en sy filiale	331	528
Aandeel van toeskryfbare wins van geassosieerdes:	495	440
British American Tobacco	495	473
Hanover Direct	–	(33)
Toeskryfbare wins van die Groep	826	968
Verdienste per eenheid – basies	€1.479	€1.737
Verdienste per eenheid – ten volle verwater	€1.463	€1.714

Die netto beleggingsuitgawe was €46 miljoen vergeleke met netto rente-inkomste van €8 miljoen in die vorige jaar. Gedurende die vorige jaar het die Groep vir 'n aantal maande rente op die kontantopbrengs van die Vivendi-verkoop en die aflossing van die eerste deel van voorkeuraandele in BAT tot die verkryging van die drie horlosiehandelsmerke in Desember 2000 verdien. 'n Dividend van €18 miljoen is ook ontvang voor Vivendi verkoop is. In die jaar onder oorsig was die Groep in 'n netto leenposisie.

Verdienste per eenheid

As gevolg van die 100-vir-1-verdeling van Richemont-eenhede op 12 November 2001 is basiese verdienste per eenheid bereken met verwysing na die geweegde gemiddelde getal eenhede uitstaande gedurende die tydperk van 558.3 miljoen (2001: 557.4 miljoen) eenhede en die toeskryfbare wins van die Groep op 'n aangepaste grondslag van €826 miljoen (2001: €968 miljoen) vir die jaar. Die getal eenhede uitstaande hou rekening met die uitwerking van die Groep se terugkoopprogram.

Ten volle verwaterde verdienste per eenheid vir die jaar word bereken met verwysing na 574.2 miljoen eenhede uitstaande (2001: 574.2 miljoen eenhede) en toeskryfbare wins op 'n aangepaste grondslag vir die tydperk van €840 miljoen (2001: €984 miljoen). Dit weerspieël die veronderstelde bykomende rente van €14 miljoen (2001: €16 miljoen) wat aan die maatskappy sou toegeval het indien die volle getal eenhede gedurende die tydperk uitstaande was.

Geassosieerde maatskappye

Die Groep se aandeel van die resultate van sy geassosieerde maatskappye het met 13 persent tot €495 miljoen toegeneem. Die syfer ten opsigte van die jaar onder oorsig weerspieël net die Groep se aandeel van die resultate van sy 21%-investering in BAT terwyl die vorige jaar se syfer ook die Groep se aandeel van die verliese wat deur Hanover Direct gely is, ingesluit het. Die Groep verantwoord nie meer sy belang in Hanover Direct op die ekwiteitsgrondslag nie, omdat hy sy investering in die gewone aandele van daardie maatskappy na nul afwaarts gewaardeer het.

In Junie 2000 is Richemont se effektiewe belang in BAT van 23 persent na 21 persent verminder omdat die verkoopopsie ten opsigte van die helfte van die Groep se BAT-voorkeuraandeelhouding uitgeoefen is. Die vergelykende syfers ten opsigte van die vorige jaar sluit dus 'n belang van 23 persent in BAT vir die eerste twee maande van die finansiële jaar en 'n belang van 21 persent daarna in, terwyl die Groep se aandeel van BAT se resultate vir die jaar onder oorsig op 'n belang van 21 persent vir die volle twaalfmaande-tydperk gegrond was.

BAT het 'n 15%-aandeel van die globale sigaretmark. Hy is die tweede grootste internasionale tabakmaatskappy en die markleier buite die Verenigde State. Die maatskappy het 'n indrukwekkende markposisie in Latyns-Amerika en 'n sterk posisie in alle ander streke. Met sy sterk breëbasis-portefeulje van internasionale, streeks- en plaaslike handelsmerke beskik BAT oor die platform om sy visie, naamlik om die leier in die globale tabakbedryf te word, te verwesenlik.

In die jaar tot 31 Desember 2001 het verskepings van BAT se sigarette met internasionale handelsmerke met 3 persent gegroei, maar totale groepvolumes van 807 miljard sigarette het met die vorige jaar se vlak ooreengestem. Europa het goeie groei van 7 persent opgeteken, hoofsaaklik in die Sentraal- en Oos-Europese markte, maar dit is deur klein dalings in die ander streke geneutraliseer. Ten spyte van plat verkoopsvolumes was netto inkomste 4 persent hoër op £12 039 miljoen en

vervolg

RICHEMONT

RESULTATE VIR DIE JAAR GEËINDIG 31 MAART 2002 *(vervolg)*

toenames is in alle streke behalwe Asië-Stille Oseaan opgeteken. Benewens die toename in netto verkoopsinkomste het die skuif in handelsmerksamestelling tot die verbeterde bedryfswins en marge vergeleke met die vorige jaar gelei.

BAT se vier vernaamste globale handelsmerke, Lucky Strike, Kent, Dunhill en Pall Mall, het totale groei van meer as 10 persent behaal, en die 'ligte' vermengings het met 11 persent gegroei. Strategies gaan BAT voort om sy handelsmerksamestelling na winsgewender segmente van die tabakmark, te wete die internasionale en duur handelsmerke, 'ligte' sigarette en die 'volwassenes onder 30'-kategorie, te verskuif. Dit het 'n voordelige uitwerking op bedryfswins en marges gehad.

Verdienste per aandeel op 'n aangepaste grondslag, wat deur BAT as die mees vergelykbare maatstaf van *die maatskappy se prestasie beskou word, het met* 9 persent in BAT se finansiële jaar geëindig 31 Desember 2001 en met 10 persent in die kwartaal geëindig 31 Maart 2002 toegeneem.

Gedurende die jaar onder oorsig het Richemont dividende van €228 miljoen in totaal as gevolg van sy investering in BAT ontvang.

Gekonsolideerde kontantvloeistaat

	Maart 2002 € m	Maart 2001 € m
Bedryfswins	482	712
Depresiasie en ander nie-kontantitems	179	135
Toename in bedryfskapitaal	(375)	(270)
Netto kontantinvloei uit bedryfsaktiwiteite	286	577
Dividende van BAT ontvang	228	237
Opbrengste op beleggings en finansieringskostes	(54)	1
Belasting betaal	(180)	(149)
Netto verkrygings van eiendom, masjinerie en toerusting	(308)	(230)
Opbrengs uit aflossing van BAT-voorkeuraandele	-	741
Opbrengs uit verkoop van ander langtermynbates	14	1 191
Verkryging van filiaalondernemings	(151)	(2 028)
Ander verkrygings en beleggings	(30)	(103)
Netto kontantinvloei/(uitvloei) voor finansieringsaktiwiteite	(195)	237
Terugkoop van Richemont-eenhede	(52)	(142)
Dividende betaal	(168)	(134)
Ander finansieringsaktiwiteite	73	(48)
Wisselkoersuitwerking	(6)	3
Afname in kontant, kontantekwivalente en korttermynlenings	(348)	(84)
Kontant en kontantekwivalente aan begin van jaar	(375)	(291)
Kontant en kontantekwivalente aan *einde van jaar*	(723)	(375)

Die drawaarde van klandisiewaarde het gedaal as gevolg van die amortisasiedebiet vir die jaar, geneutraliseer deur klandisiewaarde voortspruitend uit die verkryging van filiaalondernemings, van €34 miljoen in totaal.

Netto lenings het met €408 miljoen toegeneem, hoofsaaklik as gevolg van groter bedryfskapitaalvereistes en die kapitaalinvestering deur die Groep in sy kleinhandels- en vervaardigingsinfrastruktuur.

Veranderings in eenheidhouersfondse

Die onderstaande tabel toon die beweging in eenheidhouersfondse gedurende die jaar.

	31 Maart 2002 € m	31 Maart 2001 € m
Wins toeskryfbaar aan eenheidhouers op 'n aangepaste grondslag	826	968
Amortisasie van klandisiewaarde en waardedaling	(380)	(384)
Uitsonderlike items:		
– soos deur die moedermaatskappy en filiaalmaatskappye gerapporteer	-	722
– soos deur geassosieerde maatskappye gerapporteer	(18)	(42)
Wins toeskryfbaar aan eenheidhouers op 'n gerapporteerde grondslag	428	1 264
Dividende verklaar en betaal	(168)	(134)
Netto beweging ten opsigte van terugkoop van Richemont 'A'-eenhede	(7)	(130)
Omrekeningsverskille en ander aansuiwerings	(7)	5
Netto toename in eenheidhouersfondse	246	1 005
Eenheidhouersfondse aan die begin van die jaar	7 737	6 732
Eenheidhouersfondse aan die einde van die jaar	7 983	7 737

Eenheidhouersfondse het met €246 miljoen gedurende die jaar toegeneem en die toeskryfbare wins vir die jaar is deur die dividend wat verklaar is en sekere ander rekeningkundige aanpassings geneutraliseer.

Op die algemene jaarvergadering van aandeelhouers wat in September 2001 gehou is, is 'n dividend van €30 per eenheid (€0.30 per eenheid op 'n na-verdelinggrondslag) goedgekeur en €168 miljoen in totaal is op 1 Oktober 2001 aan eenheidhouers betaal.

Dividend

Die direksie het 'n dividend betaalbaar van €0.32 per eenheid voorgestel. Dit verteenwoordig 'n toename van 7 persent bo die €0.30 wat in Oktober 2001 aan eenheidhouers betaal is. Die dividend sal op 30 September 2002 betaalbaar wees.

Algemene jaarvergadering

Die algemene jaarvergadering van aandeelhouers van Compagnie Financière Richemont AG sal om 10:00 vm op Donderdag, 12 September 2002, in die 'Grosser Saal', Artherstrasse 2-4, 6300 Zug, gehou word.

Aantekening 1 – Amortisasie van klandisiewaarde

Die gerapporteerde resultate weerspieël die Groep se rekeningkundige beleid om klandisiewaarde deur middel van die gekonsolideerde wins-en-verliesrekening te amortiseer. Die debiet vir die amortisasie van klandisiewaarde op die vlak van voorbelastingwins vir die jaar was €182 miljoen. 'n Bykomende debiet vir die amortisasie van klandisiewaarde van €200 miljoen ontstaan ten opsigte van die Groep se belang in sy geassosieerde maatskappy, BAT. Die amortisasie van klandisiewaarde toeskryfbaar aan minderheidsbelange hou verband met Van Cleef & Arpels.

Aantekening 2 – Uitsonderlike items

Daar is geen uitsonderlike items in die jaar onder oorsig nie.

Die uitsonderlike items wat in die jaar geëindig 31 Maart 2001 verskyn, het die volgende behels:

a Wins by gedeeltelike verkoop van BAT-voorkeuraandele

Die uitsonderlike wins van €189 miljoen het Richemont se wins by die gedeeltelike verkoop van sy BAT-voorkeuraandeelhouding verteenwoordig. Ingevolge die *samesmeltingsooreenkoms* tussen Richemont, Remgro Beperk (Remgro is die opvolgermaatskappy van die voormalige Rembrandt Groep Beperk) en BAT, is tot die helfte van die omskepbare aflosbare voorkeuraandele op 7 Junie 2000 vir kontant teen 'n vaste prys van £5.75 per aandeel afgelos. Gevolglik het Richemont en Remgro 120.8 miljoen omskepbare aflosbare voorkeuraandele in totaal afgelos, wat 'n kontantbetaling aan Richemont van £463 miljoen of €741 miljoen op 7 Junie 2000 tot gevolg gehad het. Die wins is bereken op die grondslag van die aflossingsopbrengs min die waarde van die aandeel van BAT se netto bates wat op die datum van die transaksie aan die voorkeuraandeelhouding toeskryfbaar was tesame met klandisiewaarde en koste wat daarmee verband hou. Op 'n gekonsolideerde grondslag was daar geen belastinguitwerking nie.

b Wins by verkoop van die investering in Vivendi

Die uitsonderlike wins het Richemont se wins by die verkoop van sy aandeelhouding van 17.5 miljoen aandele in Vivendi verteenwoordig. Die wins van €533 miljoen is bereken met verwysing na die opbrengs min die drawaarde van Vivendi tesame met koste wat daarmee verband hou. Op 'n gekonsolideerde grondslag was daar geen belastinguitwerking nie.

Aantekening 3 – Verdienste per eenheid op 'n gerapporteerde grondslag

	Maart 2002	Maart 2001
Verdienste per eenheid op 'n gerapporteerde grondslag		
– basies	€ 0.767	€ 2.269
– ten volle verwater	€ 0.770	€ 2.231

Basiese verdienste per eenheid word bereken met verwysing na die geweegde gemiddelde getal eenhede uitstaande gedurende die jaar van 558.3 miljoen eenhede (2001: 557.4 miljoen) en die toeskryfbare wins van die Groep van €428 miljoen vir die jaar (2001: €1 264 miljoen). Die getal eenhede uitstaande hou rekening met die uitwerking van die Groep se terugkoopprogram.

Ten volle verwaterde verdienste per eenheid word bereken met verwysing na 574.2 miljoen eenhede uitstaande (2001: 574.2 miljoen eenhede) en toeskryfbare wins vir die jaar van €442 miljoen (2001: €1 280 miljoen). Dit weerspieël die veronderstelde bykomende belang van €14 miljoen (2001: €16 miljoen) wat aan [illegible]

Die netto kontantinvloei uit bedryfsaktiwiteite het €286 miljoen vir die jaar bedra. Die algemeen moeilike handelsomgewing en die tekort in verkope vergeleke met beplande vlakke het tot 'n toename in bedryfskapitaal gelei.

Die dividende wat van BAT ontvang is, behels die finale dividend ten opsigte van BAT se finansiële jaar geëindig 31 Desember 2000 en die tussentydse dividend ten opsigte van die 2001 finansiële jaar.

In die vorige finansiële jaar het die Groep die helfte van sy BAT-voorkeuraandeelhouding aan daardie maatskappy terugverkoop ingevolge die ooreenkoms met betrekking tot die samesmelting van BAT en Rothmans International. Die gevolglike opbrengs uit dié transaksie het €741 miljoen in totaal bedra. Die verkoop van ander langtermynlaste in die vorige jaar het die verkoop van die Groep se belang in Vivendi, wat 'n opbrengs van €1 176 miljoen gerealiseer het, ingesluit.

Die verkryging van filiaalondernemings het €151 miljoen vir die jaar bedra en het hoofsaaklik bestaan uit 'n verdere 20%-belang in Van Cleef & Arpels wat die Groep gekoop het en die verkryging van Petitjean, 'n Switserse vervaardiger van horlosiekomponente. In die vorige finansiële jaar het Richemont die verkryging van Jaeger-LeCoultre, IWC en A. Lange & Söhne vir 'n totale teenprestasie van €1 982 miljoen afgehandel.

Gedurende die jaar het die Groep 2 miljoen Richemont-eenhede teen 'n verkrygingskoste van €52 miljoen gekoop om verpligtinge voortspruitend uit die Groep se langtermyn eenheidgebaseerde vergoedingskemas vir uitvoerende beamptes te verskans. In die vorige jaar het die Groep 5 miljoen eenhede teen 'n koste van €142 miljoen teruggekoop.

Gekonsolideerde balansstaat

	31 Maart 2002 € m	31 Maart 2001 € m
Langtermynbates		
Eiendom, masjinerie en toerusting	903	691
Investering in geassosieerde maatskappy	638	507
Ander langtermynbates	470	399
	2 011	1 597
Netto bedryfskapitaal	1 956	1 438
Netto bedryfsbates	3 967	3 035
Klandisiewaarde	5 730	6 036
Netto lenings	(1 456)	(1 048)
Kontant, kontantekwivalente en korttermynlenings	(723)	(375)
Langtermynlenings	(733)	(673)
Ander langtermynlaste	(176)	(161)
	8 065	7 862
Kapitaal aangewend		
Eenheidhouersfondse	7 983	7 737
Minderheidsbelange	82	125
	8 065	7 862

Die toename in eiendom, masjinerie en toerusting van €212 miljoen in totaal verteenwoordig hoofsaaklik verdere investering in die Groep se kleinhandelsnetwerk en horlosievervaardigingsfasiliteite, na aftrekking van die depresiasiedebiet vir die jaar.

Die investering van €638 miljoen in geassosieerde maatskappye verteenwoordig die Groep se aandeel van die netto tasbare bates van BAT. Van die totale klandisiewaardesyfer van €5 730 miljoen hou €2 560 miljoen verband met die Groep se investering in BAT. Die drawaarde van die Groep se investering in BAT bedra dus in totaal €3 198 miljoen. Ander langtermynbates sluit uitgesteldebelasting-bates, beleggings, versamelstukke en ontvangbare rekenings ten opsigte van eenheidkoopskemas in.

Nikolaus Senn
Voorsitter

Johann Rupert
Hoof Uitvoerende Beampte

Compagnie Financière Richemont AG

Zug, 6 Junie 2002

Aanhangsel 1

Gekonsolideerde wins-en-verliesrekening op 'n gerapporteerde grondslag

	Aant.	Maart 2002 € m	Maart 2001 € m
Bedryfswins		482	712
Amortisasie van klandisiewaarde	1	(182)	(119)
Uitsonderlike items	2	-	722
Wins voor netto beleggingsuitgawe en belasting		300	1 315
Netto beleggings(uitgawe)/inkomste		(46)	8
Wins voor belasting		254	1 323
Belasting		(107)	(191)
Wins na belasting		147	1 132
Minderheidsbelange		4	2
Toeskryfbare wins van moedermaatskappy en filiale		151	1 134
Aandeel van toeskryfbare wins van geassosieerdes		277	130
Aandeel van toeskryfbare wins op 'n aangepaste grondslag		495	440
Klandisiewaardedebiet ten opsigte van geassosieerdes		(200)	(268)
Aandeel van uitsonderlike items deur geassosieerde gerapporteer		(18)	(42)
Toeskryfbare wins van die Groep op 'n gerapporteerde grondslag	3	428	1 264
Hier volg 'n samevatting van die uitwerking van die amortisasie van klandisiewaarde en uitsonderlike items op wins toeskryfbaar aan eenheidhouers:			
Toeskryfbare wins van die Groep op 'n gerapporteerde grondslag		428	1 264
Uitskakeling van klandisiewaardedebiet	1	380	384
Deur moedermaatskappy en filiale gerapporteer		182	119
Ten opsigte van geassosieerdes		200	268
Minderheidsbelange		(2)	(3)
Uitskakeling van uitsonderlike items	2	18	(680)
Wins by gedeeltelike verkoop van BAT-voorkeuraandele		-	(189)
Wins by verkoop van Vivendi		-	(533)
Aandeel van uitsonderlike items deur BAT gerapporteer		18	42
Toeskryfbare wins van die Groep op 'n aangepaste grondslag		826	968

die maatskappy sou toegeval het indien die volle getal aandele gedurende die tydperk uitstaande was.

Aanhangsel 2

Wisselkoerse wat by die opstelling van hierdie dokumente gebruik is

Die resultate van die Groep se filiale en geassosieerdes, wat nie in euro verslag doen nie, is teen die volgende gemiddelde wisselkoerse in euro omgereken. Hierdie maatskappye se balansstate is teen die sluitingswisselkoerse wat hieronder uiteengesit word, omgereken.

Gemiddelde wisselkoerse teenoor die euro	Jaar tot Maart 2002	Jaar tot Maart 2001
VS-dollar	0.89	0.91
Japannese jen	110.64	100.38
Switserse frank	1.50	1.54
Pond sterling	0.62	0.61
Sluitingswisselkoerse teenoor die euro	31 Maart 2002	31 Maart 2001
VS-dollar	0.87	0.87
Japannese jen	115.43	110.44
Switserse frank	1.47	1.52
Pond sterling	0.61	0.62

Aantekeninge vir Suid-Afrikaanse lesers

Omdat daar besef word dat Suid-Afrikaanse beleggers in Richemont se resultate belang stel, word die vernaamste syfers uit die resultate van albei jare, in rand uitgedruk, hieronder verstrek. Die heersende gemiddelde euro/rand-wisselkoers gedurende die jaar geëindig 31 Maart 2002 was 8.4391, vergeleke met 'n koers van 6.6438 gedurende die vorige jaar.

	Maart 2002 Rand	Maart 2001 Rand	
Verkope	32 575 m	24 476 m	+ 33%
Bedryfswins	4 068 m	4 730 m	– 14%
Toeskryfbare wins			
– moedermaatskappy en filiale	2 793 m	3 508 m	– 20%
– aandeel van geassosieerde maatskappye	4 177 m	2 923 m	+ 43%
– die Groep	6 971 m	6 431 m	+ 8%
Verdienste per depositobewys			
– basies	1.248	1.154	+ 8%
– ten volle verwaterde grondslag	1.235	1.139	+ 8%

Richemont Securities AG-depositobewyse word onderworpe aan die bepalings van die Deposito-ooreenkoms gedateer 25 Augustus 1988, soos op 18 Desember 1992 en 28 September 2001 gewysig, uitgereik en beleggers erken, deurdat hulle depositobewyse hou, dat hulle deur die bepalings van die Deposito-ooreenkoms gebind word. Beleggers kan afskrifte van die Deposito-ooreenkoms van Richemont Securities AG of Computershare Investor Services Beperk verkry.

Afskrifte van die Richemont jaarverslag sal in middel-Julie beskikbaar wees by:
Rand Aksepbank, Hoek van Fredmanrylaan en Rivoniaweg, Sandton, 2196.
Telefoon: +27 11 282 8252
Telefaks: +27 11 282 8215 en vanaf Richemont se webblad by www.richemont.com

Richemont Securities AG
Aandelekode: RCH ISIN: CH0013157380

Zug, 6 Junie 2002

FCB JonsSons